

"Rapid Response" Mobile Apps For
Mental Health, Wellness And Student Safety



## BARBARA A. GRIMM
**PRESIDENT & FOUNDER**

**ACHIEVEMENTS:**
15 YEARS IN SCHOOL ENVIRONMENT
PSYCHOLOGY/SPECIAL EDUCATION
AND ADMINSTRATION

**ALBRIGHT SCHOLAR -
ALPHA SIGMA LAMBDA**
SUMMA CUM LAUDE
ORGANIZATIONAL BEHAVIOR
APPLIED PSYCHOLOGY

**MEMBER Psi Chi**
INTERNATIONAL HONOR SOCIETY
IN PSYCHOLOGY

**CPI CERTIFICATION**

**MENTAL HEALTH FIRST AID CERTIFICATION**

**MULTI-DISCIPLINARY EVALUATION PROCESSES**

**15 YEARS IN BUSINESS MANAGEMENT**

**EMERGENCY DISPATCHER,** LANCASTER, POLICE, FIRE & MEDICAL



## DAVID B.COOPER
**CTO,CFO & FOUNDER**

**TECHNOLOGY:**
**PEARL JAM**
**ARTIST-CENTRIC TICKETING SYSTEM**
(PHONE IVR)
**RECORDS: 30 FASTEST SELLOUTS**
**PORTABLE BAR CODE SCANNING**

**NASCAR/ISC MOTORSPORTS**
LARGEST PRIVATE, CENTRALIZED
SPORTS TICKETING SYSTEM (INTERNET)
**LARGEST PAID EVENT – DAYTONA 500**
SPRINT NETWORK - RFID ON DRIVERS
BLACKBERRY APP – FOR REAL-TIME
ADMISSION CONTROL

**BUSINESS MODELS:**
**AUTOMATED FAN CLUBS** (SUBSCRIPTIONS BASED, MERCHANDISE SALES)
ANTI-COUNTERFEITING USING BAR CODES. COMPUTERIZED ARTISTS,
AGENTS, PROMOTERS, VENUES

**LOCATION USE AUDITS –  ARTIST PAID BY 3RD PARTY**
IN-STORE SUCCESS-BASED ADVERTSING

**IDEA LAB – SPECIALIST FOR INTERACTION OF TECHNOLOGY
AND ACCOUNTING**
(FIRST INCUBATION LAB – PASADENA LENDING TREE, E-TOYS, Top20)

**HIGH SCHOOL RESPONDER™**

# A WORLD-CLASS TEAM



## DOUGLAS M. BROWN III

**CMO, FOUNDER**

ACHIEVEMENTS:

**CMO, INSTUTIONAL CASH DISTRIBUTORS**
ICD PORTAL $220B+ AUM
PRIVATE EQUITY CAPITAL EVENT
ADAM SMITH AWARD

**CMO/FOUNDER EPBCOMMS**
BUSINESS & SALES TRANSFORMATION,
ENTREPRENEURS IN RESIDENCE

**GLOBAL SVP INVIDI TECHNOLOGIES**
$110 M CAPITAL EVENT- NBC, WPP & GOOGLE
3 CTAM GOLD AWARDS

**WINNING "WORLD EXPO" RFP CAMPAIGN - SHANGHAI, CHINA 2010**

**EVP TVG (TELEVISION GAMES NETWORK) –** BUS. PLAN & PROGRAMMING
MOBILE PHONE WAGERING - NBC SPORTS - TVG NOW IN ITS 22ND YEAR

**SUPER BOWL 2000 MUSIC VIDEO CARDS –** DISTRIBUTED TO ALL AT THE GAME
VIRGIN RECORDS - TINA TURNER. (**D.BROWN & D.B. COOPER PRODUCED**)

**HITS MAGAZINE –** MUSIC INDUSTRY, BRAND & EDITORIAL DESIGN. (In 32nd YR)

**HILTON HOTELS –** WORKED DIRECTLY WITH BARRON HILTON FOR 8 YEARS
MARKETNG, PROMOTION, DEVELOPMENT AND COMMUNICATIONS

**KODAK INTERNATIONAL PHOTO CONTEST** – GRAND PRIZE



## EDWIN P. BALDRY

**CEO, FOUNDER EPBCOMMS**

**HIGH SCHOOL RESPONDER LEAD INVESTOR AND CHAIRMAN OF THE BOARD**

**GLOBAL LEADERSHIP** IN INSTITUTIONAL SALES AND FINTECH SOLUTIONS

**GUIDING FORCE FOR ICD SALES** MANAGEMENT, LAUNCH OF LONDON TRADE DESK OPERATIONS.

**LED ICD PORTAL TO INDUSTRY LEADING $220B+ AUM**

**BUSINESS STRATEGIST, INTERNATIONAL SALES**

WORKED IN MOST FINANCIAL CENTERS: SAN FRANCISCO, CHICAGO, NYC, BOSTON & LONDON

**VAST FINANCIAL EXPERIENCE IN EUROPE AND ASIA**
TOP PRODUCING SALES RESPRESENTATIVE - 30 YEARS VARIOUS PRODUCTS - HARDWARE, FIXED INCOME, AND SAAS/FINTECH

**PROFESSIONAL PUBLIC SPEAKER AND AUTHOR**


HIGH SCHOOL RESPONDER™

# A DIFFERENT KIND OF APP



- Thousands of Defined High School Campuses & Communities
- De-Centralized – Each School Is An Island
- Access By Invitation Only
- Fully Secured, Private Communications
- Digital Crisis Notification Alarms

HIGH SCHOOL RESPONDER™



- **RAPID RESPONSE, FULLY SECURED, MOBILE APP**

- **AUTOMATED, PRIVATE, CRISIS MESSAGING SYSTEM**

- **BOTH ON CAMPUS & REMOTE LEARNING SETTINGS**

- **CRISIS DEESCALATION TOOL FOR STUDENTS & STAFF**

- **EFFECTIVELY ENABLING & EMPOWERING STAFF**

- **REAL-TIME REPORTING & DATA COLLECTION**

- **ESTABLISHING INDUSTRY SAFETY STANDARDS**

**HIGH SCHOOL RESPONDER™**

# Student App

**LOG IN**

**CHECK IN**

**TIPS**

**THANK YOU**

6

7

# Staff App

## LANDING PAGE



1:17
Penn Manor School District
High School ID: 1
Tuesday September 15, 2020
Good morning David B Cooper!
Entry place
Check-in
Tips
Reports
Incidents
HIGH SCHOOL RESPONDER
CHAT
EMERGENCY


## INCIDENTS LIST



1:17
Incidents List
Search
Location
band room (media center)
OPEN
Check-in
Tips
Reports
Michael Burke
08/27/2020 10:53 AM
Michael Burke
08/27/2020 10:54 AM
Michael Burke
CHAT
EMERGENCY


## INCIDENT DETAILS



1:17
Reports
Michael Burke
09/03/2020 - 12:20 AM
EMERGENCY
Going to Office
Description
Level 3/10
android entry check_in
OPEN
CHAT
EMERGENCY


## MENU



1:17
Incidents List
Search
HIGH SCHOOL RESPONDER
HOME
CHECK-IN
TIPS
REPORTS
CHECK-IN LIST
TIPS LIST
REPORTS LIST
CHAT
EMERGENCY
SIGN OUT

# Admin dashboard view of Escalation Matrix

[redacted] Administrator of Web On-Boarding

Contacts | Events | Occurrences | Activities | Escalation Matrix | Admin

## Escalation Matrix Rules

Add New Rule

Copy | Excel | Print | Column visibility

Show 50 entries

Search:

| Active | Feeling | Tip | Level | Location | R-Code | Student | First Call | Int 1 | Daily 1 | Int 2 | Daily 2 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Yes | Smoking (tobacco, vaping) | | 1 | anywhere on school campus | | | Katy A Anthes | 1 Min | Elsie Arntzen | 1 Min | Carment Ayala |
| Yes | threat against school | | 4 | band room (media center) | | | Katy A Anthes | 1 Min | Elsie Arntzen | 1 Min | Carment Ayala |
| Yes | Cutting / Self Harm | | 7 | | | Johhny Miller | Paolo DeMaria | 2 Min | Richard Corcoran | 1 Min | David B Cooper |
| Yes | Bullying / Cyber Bullying | | 5 | band room (media center) | | | Matthew L. Blomstedt | 1 Min | Heather Bouchey | 1 Min | Daniel Boyd |
| Yes | Bullying / Cyber Bullying | | 1 | band room (media center) | Marching Band | | Erika Cook | 2 Min | David B Cooper | 1 Min | Richard Corcoran |
| Yes | threat against school | | 2 | school grounds | Students | | Katy A Anthes | 3 Min | Elsie Arntzen | 4 Min | Carment Ayala |
| Yes | out of bounds behavior | | 1 | | | | Karen Dodd | 2 Min | Karen Dennis | 5 Min | Richard Corcoran |
| Yes | Cutting / Self Harm | | 1 | the principle's office | Marching Band | Johhny Miller | Katy A Anthes | 1 Min | Elsie Arntzen | 1 Min | Matthew L. Blomstedt |
| Yes | Smoking (tobacco, vaping) | | 1 | | charity rider | Johhny Miller | Katy A Anthes | 1 Min | Elsie Arntzen | 1 Min | Carment Ayala |
| Yes | threat against school | | 1 | Cafeteria | | | Adam Baker | 1 Min | Colleen Brophy | 1 Min | Erika Cook |
| Yes | Bullying / Cyber Bullying | | 1 | Cafeteria | | | Patty Carmichael | 2 Min | Susan Bunting | 2 Min | Paolo DeMaria |
| Yes | Depression / Anxious | | 2 | BIG NAME theater | SecEd | | Patty Carmichael | 2 Min | Erika Cook | 7 Min | Susan Bunting |
| Yes | Bullying / Cyber Bullying | | 4 | the big named stadium | Sponsor | Johhny Miller | Elsie Arntzen | 5 Min | Elsie Arntzen | 15 Min | Paolo DeMaria |
| Yes | Cutting / Self Harm | | 5 | band room (media center) | | | Katy A Anthes | 1 Min | David B Cooper | 10 Min | Michael Burke |
| Yes | | Snuck out | 4 | BIG NAME theater | | | Daniel Boyd | 1 Min | Paolo DeMaria | 18 Min | Paolo DeMaria |

© 2020 High School Responder

8

# Admin dashboard view of Activities

# DEVICES



- CHROME WEB STORE
- APPLE APP STORE
- ANDROID GOOGLE PLAY
- WEB BROWSER









HSR

HIGH SCHOOL RESPONDER APP



# FUNCTIONS

- STAFF
- STUDENTS
- FAMILY & FRIENDS
- ADMIN







© 2020 High School Responder

## STUDENT SUCCESS
- Private secure communication
- Call out for help – AND BE HEARD
- Tip about others
- Chat and emergency

## STAFF SUCCESS
- Private secure communication
- Effectively assign staff
- Call out for self help
- Tips about others
- Incident notifications
- Chat and emergency

## FRIENDS & FAMILY SUCCESS
- Private communication
- Tip about others
- Chat
- Feeling comfort the kids are safe

## SCHOOL SUCCESS
- Keep kids safe
- Use staff efficiently
- Communicate
- Fluidity of daily schedules



## STATE SUCCESS
- Keep kids safe
- Cutting Liability
- Communicate
- Save $

HIGH SCHOOL RESPONDER™

**SELLING SEAT LICENSES
TO A MASSIVELY SCALABLE MARKETPLACE**

**ALL PARTICIPANTS CAN GAIN THE ADVANTAGE OF
GRANTS, SPONSORSHIPS, AND ALTERNATIVE FINANCING
THAT CAN REDUCE THE AMOUNT SCHOOLS PAY,
WITHOUT DISCOUNTING SEAT LICENSES**

**28,750 PUBLIC AND PRIVATE U.S. HIGH SCHOOLS
22.6 MILLION HIGH SCHOOL STUDENTS**

- Price per school $20K to $30K annually

- Cost per school approx. $7K

- Grants and sponsorships lower out-of-pocket costs

- @ approx. 1,000 schools = $2.5M ARR

- Performa financials available upon request

HIGH SCHOOL RESPONDER™

# GO-TO-MARKET TIMELINE

## 2020-2025



**PHASE 1 – YR 1**
- MVP1 – GPS
- 5 Schools
- 3,665 Students

**PHASE 2 – YR 1/2**
PA REGIONAL ROLL OUT
- 86 Schools
- 63,000 Students
- PA - Begin Sales Hires (2)
- MVP2 – BLE Beacons

**PHASE 3 – YR 2/3**
PA STATEWIDE ROLL OUT
- 1,501 Schools
- 1,095,730 Students
- Expand Sales hires (5) major target markets
- CA, IL, NY, FL & TX

**PHASE 4 – YR 3/4**
US NATIONAL ROLL OUT
- 2,000 Schools
- 1,400,000 Students
- VIDEO APP SERVICES

**PHASE 5 – Year 4/5**
INTERNATONAL
- 2,500 Schools
- 1,800,000 Students
- MULTI-LANGUAGE APPS
- Expand Sales to UK and Central Europe (2)

| NOV 2020 | APR 2021 | SEPT 2022 | SEPT 2023 | Apr 2024 |
|---|---|---|---|---|
| NOW BETA | PA REGIONAL | PA STATEWIDE | US NATIONAL | INTERNATIONAL |

*"While initially intended to prevent threats against schools in this Commonwealth, the Safe2Say Something Program has highlighted a variety of behavior and mental health concerns in students. When I visited Pennsylvania schools, kids told me over and over that they were most concerned about their peers' mental health—more than any of the other stresses they had to worry about every day."*
**– PA Attorney General Josh Shapiro**



**SAFE2SAY SOMETHING**  A youth violence prevention program run by the Pennsylvania Office of Attorney General.



**ANDERSON SOFTWARE –** An industry leader in anonymous crime tip management solutions for various market segments over the last 20 years.  Over the last few years focusing on the areas of school safety and intelligence management.



**P3 CAMPUS – Anonymous Tips reporting – Safe To Tell**
P3 Campus is an anonymous tip reporting solution designed specifically for the educational community.



**STOPit SOLUTIONS –** With a mission to empower schools with safety technologies and compliance solutions that help create inclusive, connected, and healthy learning.

HIGH SCHOOL RESPONDER

# STRATEGIC RELATIONSHIPS & OUTSOURCED TALENT



- **AWS – Amazon Web Services**



- **Twilio** – White label cloud communications platform as a service – cross-channel privacy comms in SMS, voice, video, email etc.

**EPBCOMMS**

- **EPBCOMMS** – **Investor**, Business Strategy, Operational Management



- **Azimuth Impact - Grant Strategists -** HRS's Grant proposal writers -Research & Strategic Planning, Funding Proposals.

- **TAK Productions** - **Video Post-Production**, **Animation**



- **Beach Front Technologies – App Development (GPS)**



- **Seisan Consulting – APP development (BLE)**



- **C F Webtools**



- **Shender Graphix – Website Design**



**HIGH SCHOOL RESPONDER™**



Our mission is to provide the school community
streamlined communications to ensure an effective
response plan for mental health, wellness and student safety.
Our rapid response app technology is designed to protect and empower
every student, in every school, every day.

**HIGH SCHOOL RESPONDER™**